July 14, 2022

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Gregory Herbers, Esq.

Dear Mr. Herbers:

The undersigned, on behalf of Gilat Satellite Networks Ltd. (“Gilat”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on Monday, July 18, 2022, or as soon thereafter as possible.

Management of Gilat is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours, Yael Shofar, General Counsel

Gilat Satellite Networks Ltd.
21 Yegia Kapayim St., Kiryat Arye
Petah Tikva 49130, Israel
Tel: (972)3 925-2000, Fax: (972)3 925-2222
www.gilat.com